

Mail Stop 3561

August 9, 2016

Via E-mail
Jacques Perron
Chief Executive Officer
Thompson Creek Metals Company Inc.
26 Dry Creek Circle, Suite 810
Littleton, Colorado 80120

> **Re:** **Thompson Creek Metals Company Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2016**
> **File No. 001-33783**

Dear Mr. Perron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Arrangement, page 55

Background to the Arrangement, page 55

1. We note your disclosure regarding the presentations made by your financial and legal advisors. Please supplementally provide us with copies of any materials, such as board books, used in the presentations to your Board of Directors. We may have additional comments after reviewing these materials.

2. Please disclose when the discussions with Party A terminated and the reasons for the termination.

3. Please clarify the references to "holisitic solution" or "holistic restructuring" throughout this section.

Opinion of BMO Capital Markets, page 67

4. Please disclose the amount of compensation that is contingent upon the successful completion of the arrangement. Please also disclose the fees related to providing the opinion. Lastly, please disclose the fee to be paid upon the completion of the Centerra Equity Financing. See Item 1015(b)(4) of Regulation M-A as referenced in Item 14(b)(5) of Schedule 14A.

5. Please remove the statements on page 78 that "Thompson Creek nor any other person has made or makes any representation to any shareholder … regarding the information included in these projections" and that "the assumptions may be inaccurate or erroneous as of the date of the proxy statement." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the proxy statement.

Interests of Directors and Executive Officers in the Arrangement, page 92

6. Please discuss whether any of the officers and directors will remain with the company following completion of the arrangement. If so, please discuss whether there are arrangements or agreements regarding compensation after completion of the arrangement.

The Arrangement Agreement, page 98

7. We note your disclosure on page 98 that the information contained in the Arrangement Agreement has been included for "purposes of allocating risk between the parties rather than establishing matters of fact." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Pro forma assumptions and adjustments, page 146

8. We note in notes 5g) and l) you disclose the Thompson Creek's streaming arrangement impacted your obligation to deliver gold production which in turn necessitated a reduction in the values of property, plant and equipment and deferred revenue. Please explain to us your basis in making each of the pro forma adjustments related to the streaming arrangement.

Opinion of BMO Capital Markets, C-1

9. We note the statements that BMO Capital Markets provided the Opinion for the exclusive use of the Board of Directors only and that the Opinion may not be relied upon by any third party without the express written consent of BMO Capital Markets. These limitations appear inconsistent with the disclosures relating to the fairness opinion and

investors are entitled to rely on the fairness opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jason Day, Esq.
        Perkins Coie LLP